ENERGY TRANSFER LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

July 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Energy Transfer LP

Registration Statement on Form S-3

Filed July 17, 2024

File No. 333-280849

Ladies and Gentlemen:

Energy Transfer LP, a Delaware Limited Partnership (the “Registrant”), hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 4:00 P.M., Washington, D.C. time, on July 31, 2024 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Jackson A. O’Maley at (713) 758-3374.

Very truly yours,

ENERGY TRANSFER LP

By: LE GP, LLC, its general partner

By:	/s/ William J. Healy
William J. Healy
Associate General Counsel & Secretary

cc:	Jackson A. O’Maley, Vinson & Elkins L.L.P.